June 7, 2017

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Fortune Brands Home & Security, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 28, 2017
Definitive Proxy Statement on Schedule 14A
Filed March 7, 2017
File No. 1-35166

Dear Mr. Cash:

We have reviewed the comments and recommendations you provided in your letter dated May 31, 2017. We appreciate your comments and as requested we will disclose in our future filings the changes described below.

SEC Comment Letter

Definitive Proxy Statement on Schedule 14A filed March 7, 2017

Compensation Discussion and Analysis, page 18

1.	In future filings, please clearly disclose the minimum, target and maximum for performance goals and payout levels for your incentive plan compensation. The grants of plan-based awards table should include threshold, target, and maximum estimated future payouts under equity and non-equity incentive plans. Please provide us proposed revised disclosure.

Fortune Brands Response:

We agree to disclose the minimum, target and maximum performance goals and payout levels for our incentive plan compensation in future filings. Attached for illustrative purposes is draft language to our 2017 Proxy Statement, where the changes are marked, to show you how we will disclose these goals in our Proxy Statement for 2018 and future years.

As to your second point, we believe that the Grants of Plan-Based Awards table in our 2017 Proxy Statement already included the threshold, target and maximum estimated future payouts under equity and non-equity incentive plans. Please see page 35 of our 2017 Proxy Statement which we have also attached for your convenience. Our General Counsel, Robert Biggart, had a conversation with Edward Kelly of your office last week to explain this point.

Please telephone me at (847) 484-4518 or, in my absence, Robert Biggart, Senior Vice President, General Counsel and Secretary, at (847) 484-4443, if you require additional information. If you wish to comment in writing, please send me an email at Lee.Wyatt@fbhs.com.

We are also filing this document via EDGAR.

Very truly yours,

/s/ E. Lee Wyatt, Jr.
E. Lee Wyatt, Jr.
Senior Vice President & Chief Financial Officer

cc:	Robert K Biggart
Senior Vice President, General Counsel and Secretary

The Compensation Committee set minimum, target and maximum annual performance goals used to determine each NEO’s annual cash incentive award. To establish challenging performance goals under the annual incentive program, the Compensation Committee reviewed the target performance goals and actual results for awards paid in 2015 and considered its 2016 expected growth rate in the home products market as well as key assumptions relating to share gains, pricing, material inflation and productivity. The performance goals, at the minimum, target and maximum payout levels, were intended to be challenging and required superior performance. The following table sets forth the minimum, target and maximum performance measures, the actual performance results, the percentage payout and the amounts paid to each NEO for the 2016 annual cash incentive awards:

2016 Annual Cash Incentive Performance Goals and Results

	Performance and Goals(1)				Results and Awards
Named Executive Officer	Performance Metric	Minimum Performance Measure	Target Performance Measure	Maximum Performance Measure	Actual Performance(2)	% of Payout	Amount Paid
Christopher J. Klein	EPS	$1.98	$2.46	$2.94	$2.60	113.9%	$1,628,770
	ROIC	10.1%	12.3%	14.4%	12.5%
	WCE	16.0%	15.2%	14.5%	15.0%
E. Lee Wyatt, Jr.	EPS	$1.98	$2.46	$2.94	$2.60	113.9%	$750,316
	ROIC	10.1%	12.3%	14.4%	12.5%
	WCE	16.0%	15.2%	14.5%	15.0%
David M. Randich(3)	OI	$192.4	$283	$373.6	$260.3	91.3%	$377,069
	OM	8.9%	11.2%	13.0%	10.9%
	WCE	14.0%	12.1%	10.6%	11.9%
Nicholas I. Fink(4)	EPS	$1.98	$2.46	$2.94	$2.60	113.9%	$355,841
	ROIC	10.1%	12.3%	14.4%	12.5%
	WCE	16.0%	15.2%	14.5%	15.0%
	OI	$273.9	$314.1	$354.3	$332.1	98.9%
	SALES(5)	0%	1.5%	3.5%	0%
	WCE	18.6%	16.9%	15.4%	16.3%
Robert K. Biggart	EPS	$1.98	$2.46	$2.94	$2.60	113.9%	$359,070
	ROIC	10.1%	12.3%	14.4%	12.5%
	WCE	16.0%	15.2%	14.5%	15.0%

(1)	OI minimum, target and maximum performance measures and actual performance results are shown in millions.

(2)	EPS, ROIC, OI and OM actual performance were adjusted to exclude the effect of currency fluctuations. EPS and ROIC actual performance were adjusted to exclude the effect of the adoption of FASB ASU 2016-09.

(3)	Mr. Randich’s goals related to MasterBrand Cabinet’s performance.

(4)	Mr. Fink’s award was pro-rated based on Fortune Brands’ company-wide performance metrics for the period January to July and Moen’s performance metrics for the remainder of the year.

(5)	Sales Above Market was determined by calculating the percentage change in Moen’s annual sales in excess of the percentage 2016 sales growth in the plumbing market.

2014-2016 Performance Share Awards Payout

In 2014, the Compensation Committee awarded all of the then-serving NEOs PSAs to be settled in early 2017 if the Company achieved certain EPS and ROIC goals during the cumulative performance period from January 1, 2014 through December 31, 2016, with EPS weighted 75% and ROIC weighted 25%. The Compensation Committee certified a payout level of 80.9%. The minimum, target and maximum goals for cumulative EPS and average ROIC from January 1, 2014 through December 31, 2016 and the Company’s actual results were as follows:

2014-2016 PSA Target EPS and ROIC Goals and Results
Metric	Minimum	Target	Maximum	Actual Performance	% of Payout
EPS (75%)	$4.76	$6.77	$8.67	$6.56	80.9%
ROIC (25%)	8.9%	12.4%	15.6%	11.7%

Based on the achievement of the 2014-2016 EPS and ROIC performance goals, all of the eligible NEOs received the following number of shares of Company common stock pursuant to the terms of the award agreements:

Named Executive Officer	Shares Granted
Christopher J. Klein	24,836
E. Lee Wyatt, Jr.	10,193
David M. Randich	5,986
Robert K. Biggart	4,773

2016 EXECUTIVE COMPENSATION (CONTINUED)

2016 GRANTS OF PLAN-BASED AWARDS
Name and Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Value of Stock and Option Awards ($)(1)
	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Christopher J. Klein
02/29/2016(2)	$0	$1,430,000	$2,860,000
02/29/2016(3)								131,200	$50.22	$1,666,240
02/29/2016(4)							32,800			$1,667,880
02/29/2016(5)				0	32,800	65,600				$1,667,880
E. Lee Wyatt, Jr.
02/29/2016(2)	$0	$658,750	$1,317,500
02/29/2016(3)								49,900	$50.22	$633,730
02/29/2016(4)							12,500			$635,625
02/29/2016(5)				0	12,500	25,000				$635,625
03/11/2016(6)							40,000			$2,047,000
David M. Randich
02/29/2016(2)	$0	$413,000	$826,000
02/29/2016(3)								32,800	$50.22	$416,560
02/29/2016(4)							8,200			$416,970
02/29/2016(5)				0	8,200	16,400				$416,970
Nicholas I. Fink
02/29/2016(2)	$0	$331,500	$663,000
02/29/2016(3)								27,600	$50.22	$350,520
02/29/2016(4)							6,900			$350,865
02/29/2016(5)				0	6,900	13,800				$350,865
Robert K. Biggart
02/29/2016(2)	$0	$315,250	$630,500
02/29/2016(3)								23,600	$50.22	$299,720
02/29/2016(4)							5,900			$300,015
02/29/2016(5)				0	5,900	11,800				$300,015

(1)	For stock options awarded on February 29, 2016, the grant date fair value is based on the Black-Scholes value of $12.70. The grant date fair value of PSAs and RSUs is determined based upon the average of the high and low prices of the Company’s common stock on the grant date (for February 29, 2016 awards, $50.85 and for March 11, 2016 award to Mr. Wyatt, $51.175). Grant date fair values of PSAs and RSUs are computed in accordance with FASB ASC Topic 718. For assumptions used in determining these values, see note 13 to the consolidated financial statements contained in the Company’s Form 10-K.

(2)	Amounts in this row reflect the range of potential payments under the Fortune Brands Home & Security, Inc. Annual Executive Incentive Compensation Plan. The target payout for Messrs. Klein, Wyatt, Randich, Fink and Biggart is based on target awards of 130%, 85%, 70%, 65% and 65%, respectively, of base salary as of December 31, 2016. See pages 28-29 of the CD&A for further information regarding the Annual Executive Incentive Compensation Plan.

(3)	This row reflects the number of stock options granted under the Fortune Brands Home & Security, Inc. 2013 Long-Term Incentive Plan (the “LTIP”) and the grant date fair value of the stock options on the grant date. These stock options vest ratably in three equal annual installments, subject to continued employment through the applicable vesting dates.

(4)	The amounts in this row reflect the number of RSUs that were awarded under the LTIP and will vest in three equal annual installments, subject to continued employment through the applicable vesting dates. For certain executives, these awards were subject to achievement of a 2016 EPS goal of $.25, which was intended to qualify these awards as “performance-based compensation” under Section 162(m) of the Code.

(5)	The amounts in this row reflect the range of potential payouts for PSAs that were awarded under the LTIP for the 2016-2018 performance period. The performance goals for the 2016-2018 PSAs are EPS (weighted 75%) and average ROIC (weighted 25%).

(6)	For Mr. Wyatt, the amounts in this row reflect the number of RSUs that were awarded as a retention equity award. 25% percent of the award vested in December 2016, 25% will vest in June 2017 and the remaining 50% will vest in December 2017, subject to continued employment through the applicable vesting dates.

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